Annual Report

Cover Page

Name of issuer:

James Bay Distillers, Ltd.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: VA
Date of organization: 2/14/2014

Physical address of issuer:

3101 111th St SW Ste B
Everett WA 98204

Website of issuer:

http://www.JamesBayDistillers.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$108,000.00	$126,054.00
Cash & Cash Equivalents:	$9,300.00	$29,442.00
Accounts Receivable:	$8,520.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$171,241.00	$127,090.00
Cost of Goods Sold:	$36,180.00	$32,533.00
Taxes Paid:	$22,735.00	$14,314.00
Net Income:	($54,054.00)	($46,437.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

James Bay Distillers, Ltd.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Ernest M Troth	President	James Bay Distillers, Ltd.	2014
Sharon Leigh Troth	Vice President	James Bay Distillers Ltd	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Ernest M Troth	President	2014
Sharon Leigh Troth	Vice President	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ernest M Troth	17875.0 Common	34.32
Sharon Leigh Troth	17875.0 Common	34.32

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does***

review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The US economy may stall and consumers may not continue to purchase whiskies and gins. Preferences may change to low % alcohol drinks, non-alcoholic drinks or simply to avoid high-end premium spirits.
>
> Export sales are a key part of our plan. We do not control foreign exchange rates, and world preference for US products may change, decline or cease.
>
> Key founders are in good health and we anticipate no change in that status. However, the loss of one or both key founders may result in early closure of the company at a loss.
>
> We are located at an airport in a building intended for startup companies. The airport management is a government entity and may change their priorities to allow only aviation related companies. We have no information this may occur but a move would create additional cost.
>
> Additional risks are listed in our Subscription Agreement and all investors must read, sign and agree to these terms. It is possible we have overlooked a key risk or the company may be subject to changes in laws, taxation, zoning.
>
> As in all startup ventures, there is no guarantee of success and all invested funds could be lost. Shares are not publicly traded and you may not be able to exit when you choose.
>
> The current pandemic may continue longer than anticipated, government-imposed restrictions on activities may continue resulting in a slower path to market or no path to sustained operations if government regulations limit our ability to sell products.
>
> Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2).
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	65,000	53068	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	none
Options:	none

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2020	Regulation D, Rule 506(b)	Common stock	$747,000	General operations
12/2021	Regulation D, Rule 506(b)	Common stock	$22,000	General operations
12/2022	Regulation D, Rule 506(b)	Common stock	$33,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We distill and produce world-class gold-medal award-winning whiskies, gins and vodkas.

We love whisky and gin! Whiskies and gins have such a wide range of flavors, we can use both our educated intuition and data-driven market research to create products. Industry CAGR is expected to grow 8-34%/year through late 2020s, displacing large producers and making a larger overall market. There is strong potential for our brands to grow.

We produce super-premium whiskies and gins, all with gold-, silver- and other awards. All are sipping spirits, perfect neat or over ice - not requiring a mixer. We are expanding wholesale accounts, online sales and export opportunities in 7 countries. We are the only craft distillery to also operate a US-based free-trade zone to benefit from both US and Canadian spirits regulations. We are also the only craft distillery with UK permits to import, blend and bottle our own Scotch releases.

We hope to reach 50,000 cases of production, and plan for acquisition by a major spirits firm to allow an early exit for investors at an expected 10x return. Industry averages for acquisition of craft spirits firms show an 8.7x multiple of final year revenue. Our Year 5 estimate for gross revenue is $15M, and so we anticipate to sell at our about $90M. We are influenced by venture cap experts and plan for a single raise with no dilution of investor shares. These projections cannot be guaranteed.

Milestones

James Bay Distillers, Ltd. was incorporated in the State of Virginia in February 2014.

Since then, we have:

- Our Galloping Goose Canadian whisky is a popular double-gold and 6x gold-medal award winner and was Canadian Whisky of the Year in 2020 at the Asia International Spirits Competition.
- Our sales are increasing and year-on-year growth is above industry averages
- We have raised $879,005 with 19 accredited and sophisticated investors under SEC's Reg D 506(b).
- Our gold-medal Summer Gin No. 5 rates higher than national brands from Chicago, Virginia and the UK and is rated "1 of the top 12 gins in the USA.
- Our gins and vodkas are and have been promoted for export in the UK, Canada, South Africa & 4 Asian countries by USDA, the Washington State Agricultural Department, the Western US Agricultural Trade Association & others
- Our strong team includes top level bankers, advisers and industry experts, both in the US and abroad

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $171,241 compared to the year ended December 31, 2021, when the Company had revenues of $127,090. Our gross margin was 79.4% in fiscal year 2022, compared to 74.4% in 2021.
- *Assets.* As of December 31, 2022, the Company had total assets of $108,000, including $9,300 in cash. As of December 31, 2021, the Company had $126,054 in total assets, including $29,442 in cash.
- *Net Loss.* The Company has had net losses of $54,054 and net losses of $46,437 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2022 and $0 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the Company has been financed with $879,005 in equity. There are no loans financing the Company.

After the conclusion of our initial WeFunder Reg CF Offering, our projected runway was 12 months before we need to raise further capital.

In any future raise, we plan to use the proceeds as set forth in this Form C under "Use of Funds". We do not have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital after 12 months from the initial WeFunder raise.. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

James Bay Distillers, Ltd. cash in hand is $9,300, as of December 2022. Over the last three months, revenues have averaged $23,427/month, cost of goods sold has averaged $64/month, and operational expenses have averaged $23,146/month, for an average net margin of $217 per month. While Q4 is typically the best quarter, our intent is to be profitable by the close of 2023.

Financials for the period above labeled "past 3 months" reflect October-December 2022. Discussion below focuses on the period after December 2022.

Material changes since 2022 include some minor local closures which remain an issue for restaurant and liquor store sales post-COVID, as well as the post holiday typical slow down in Q1 of each year. The "Dry January" effect also contributes to a slower start to each year.

To counter these aspects of the market, we continue to use online sales, expanding wholesale on- and off-premise sales and actively seeking exports. We now have a new national level online retailer which has requested each of our products for their online store. We also have a new control-state customer (Montana) which has requested multiple cases of all of our spirits. These sales will occur in April or May, pending NABCA (National Alcohol Beverage Control Association) and Montana State issuance of the mandatory SKUs for use in their system.

We are actively promoting sales to name brand local destinations and restaurants from Mukilteo to Issaquah. We host weekly events at the distillery which draw an increasing social media and on-site response with new guests and customers. Our social media posts generate a 10x to 20x return on advertising spend.

Several export promotion events have occurred in Taiwan, one of which was a 4-city tour in March 2023 held by a Taiwan firm engaged by our local state agricultural department. The other Taiwan event is an upcoming (April 2023) in-person visit to Taipei by our company president, also sponsored by the agricultural department.

Our newest gin: Seattle Dry Gin was released in late February and by late March had earned a 94-point double-gold medal at a competition in San Diego. We are waiting for a late April update from the NYC-based "Fifty Best"competition, to which all of our gins were invited. We anticipate more gold medals from this NYC event because some of our gins previously earned gold medals at a similar competition in 2020. "The above includes forward looking statements which can not be guaranteed."

We expect to achieve more than double the 2022 sales volume due to export sales to Taiwan, sales to Montana and by adding new off-premise and on-premise sales in the Everett and Seattle areas.

Our Q4 sales period is profitable as customers shop for the holidays in the October, November and December. The Q1 sales period is the slowest of the year, and we rely upon retained earnings to maintain operations in that period. We currently have 3 separate private-label contracts at one stage or another (two gins are in production, one whiskey is in negotiation). A fourth private label contract is at the discussion stage with a local premium resort destination for their summer menu and sales outlets. When all private label projects are in operation we expect each month to show positive net cash flow.

The company has access to additional funds from co-founders which can be directed to the company when required.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Ernest M Troth, certify that:

(1) the financial statements of James Bay Distillers, Ltd. included in this Form are true and complete in all material respects ; and

(2) the financial information of James Bay Distillers, Ltd. included in this Form reflects accurately the information reported on the tax return for James Bay

Distillers, Ltd. filed for the most recently completed fiscal year.

Ernest M Troth
President

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.JamesBayDistillers.com/about.html

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Ernest M Troth
- Sharon Leigh Troth

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird James Bay Distillers Early Bird Subscription Agreement
- James Bay Distillers Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Ernest M Troth
- Sharon Leigh Troth

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing an Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

James Bay Distillers, Ltd.

By

Ernest Troth

President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Sharon Leigh Troth

Vice President
4/27/2023

Ernest Troth

President
4/13/2023